

OHOS, INC.

Financial Statements

December 31, 2017

Table of Contents



COET2
CPAs, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Accounting, Valuation and Forensic Services

To the Shareholders of
OHOS, INC.
Broomfield, CO 80020

Management is responsible for the accompanying financial statements of Ohos, Inc. (a C Corporation), which comprise the balance sheet as of December 31, 2017 and the related statement of operations, statement of shareholders' equity and statement of cash flows for the twleve months then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to this client.

Coet2 CPAs, PC
Westminster, CO 80021

April 13, 2018

OHOS, INC.
BALANCE SHEET
As of December 31, 2017

Assets		**2017**
CURRENT ASSETS		
Cash	$	467
Accounts Receivable		900
Prepaid Expenses		749
Total Current Assets		2,116
PROPERTY AND EQUIPMENT		
Computer Equipment		2,583
Less: Accumulated Depreciation		(1,161)
Net Property and Equipment		1,422
OTHER ASSETS		
Software Development Costs		45,166
Less: Accumulated Amortization		(12,403)
Total Other Assets		32,763
TOTAL ASSETS	**$**	**36,301**

The accompanying notes are an integral part of these financial statements.

OHOS, INC.
BALANCE SHEET
As of December 31, 2017

Liabilities and Stockholders' Equity		**2017**
CURRENT LIABILITIES		
Accounts Payable	$	-
Accrued Liabilities		7,524
Unearned Income		5,277
Total Current Liabilities		12,801
LONG TERM LIABILITIES		
Total Liabilities		12,801
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001, 10,000,000 shares authorized; 5,625,000 issued and outstanding, as of December 31, 2017		56
Capital Contributions		256,388
Current Income (Loss)		(159,906)
Accumulated Earnings		(73,038)
Total Stockholders' Equity		23,500
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**36,301**

The accompanying notes are an integral part of these financial statements.

OHOS, INC.
STATEMENT OF OPERATIONS
For the period ended December 31, 2017

		2017
REVENUES	$	22,390
COST OF GOODS SOLD:		
Software Development		3,831
Total cost of goods sold		3,831
GROSS PROFIT		18,559
EXPENSES:		
Selling, general and administrative		60,077
Payroll costs		107,885
Depreciation and amortization		12,891
Total expenses		180,853
LOSS FROM OPERATIONS		(162,294)
OTHER INCOME AND EXPENSE		
Other income and expense		2,388
Total other income and expense		2,388
NET LOSS	$	**(159,906)**

OHOS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the year ended December 31, 2017

	Common Stock				
	Shares	**Amount**	**Paid-In Capital**	**Accumulated Deficit**	**Total**
Balance at December 31, 2015	$ -	$ -	$ -	$ -	$ -
Sale of Common Stock for cash	5,625,000	56	-	-	56
Capital Contributions (SAFE)	-	-	182,388		182,388
Net loss	-	-	-	(73,038)	(73,038)
Balance at December 31, 2016		$ 56	$ 182,388	$ (73,038)	$ 109,406
Additional Paid in Capital (No Equity)			$ 74,000		74,000
Net loss	$ -	$ -	$ -	$ (159,906)	(159,906)
Balance at December 31, 2017		$ 56	$ 256,388	$ (232,944)	$ 23,500

The accompanying notes are an integral part of these financial statements.

OHOS, INC.
STATEMENT OF CASH FLOWS
For the period ended December 31, 2017

		2017
OPERATING ACTIVITES:		
Net Loss	$	(159,906)
Adjustments to reconcile net loss to cash used in operating activities		
Depreciation expense		1,118
Amortization of intangible assets		11,773
Changes in current assets and liabilities		
Increase in receivables		(900)
Decrease in prepaid expenses and other current assets		802
Decrease in accounts payable		(4,925)
Increase in accrued liabilities		1,249
Increase in unearned revenue		2,827
Net cash used in operating activities		(147,962)
INVESTING ACTIVITIES:		
Purchase of property and equipment		-
Software development costs		(25,943)
Net cash used in investing activities		(25,943)
FINANCING ACTIVITES:		
Capital Contributions		74,000
Net cash used in financing activities		74,000
NET CHANGE IN CASH	$	(99,905)
CASH, beginning of period	$	100,372
CASH, end of period	$	467

The accompanying notes are an integral part of these financial statements.